Exhibit 3.23

ARTICLES OF INCORPORATION

OF

BURLINGTON COAT FACTORY REALTY OF VENTURA, INC.

FIRST: The name of the corporation is:

BURLINGTON COAT FACTORY REALTY OF VENTURA, INC.

SECOND: The purpose of his corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

THIRD: The corporation’s initial agent for service of process in accordance with subdivision (b) of Section 1502 of the General Corporation Law is: Bruce Hackell, 28452 Marguerite Parkway, Mission Viejo, California 92691.

FOURTH: The corporation shall be authorized to issue the following shares:

Class	Number of Shares
COMMON	1,000

FIFTH: The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California Law.

SIXTH: This Corporation is authorized to provide indemnification of its agents (as such term is defined in Section 317 of the General Corporation Law), whether by bylaw, agreement, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification expressly permitted by Section 317 of the General Corporation Law for breach of duty to the Corporation and its shareholders, subject only to the applicable limits upon such indemnification set forth in Section 204(a)(11) of the General Corporation Law.

DATED: May 11, 1999

/s/ MARIA R. FISCHETTI
Maria R. Fischetti - Incorporator